EXHIBIT 99.1

Tekmira Provides Update on Licensed Product Candidate, Marqibo(R)

Spectrum Pharmaceuticals Acquires Talon Therapeutics and Guides for Launch of Marqibo Later This Year

VANCOUVER, British Columbia, July 18, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that its licensee, Talon Therapeutics, Inc. (OTCBB:TLON), announced that it will be acquired by Spectrum Pharmaceuticals, Inc. (Nasdaq:SPPI).

Marqibo®, which is a liposomal formulation of the chemotherapy drug vincristine, was licensed from Tekmira to Talon in 2006. In August 2012, Marqibo (vinCRIStine sulfate LIPOSOME injection) received accelerated approval from the FDA for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Tekmira is entitled to royalty payments based on Marqibo's commercial sales. Spectrum has guided that it expects Marqibo to be launched later this year through Spectrum's existing hematology sales force.

"The future sales of Marqibo represent a recurring revenue stream for Tekmira. We are pleased that the commercialization plans for Marqibo continue to advance and that an innovative new treatment based on Tekmira technology will soon be available to cancer patients in need," said Dr. Mark J. Murray, Tekmira's President and CEO.

In 2006, three products that were originally developed by Tekmira – Marqibo (Optisomal Vincristine), Alocrest (Optisomal Vinorelbine) and Brakiva (Optisomal Topotecan) – were exclusively licensed to Talon and have now been acquired by Spectrum. Talon agreed to pay milestones and royalties and was responsible for all future development activities and expenses. Tekmira is eligible to receive milestone payments of up to US$18.0 million upon achievement of further development and regulatory milestones and, will also receive royalties based on product sales. In 2012, Tekmira received a US$1.0 million milestone payment based on the FDA approval of Marqibo and will receive royalty payments based on Marqibo's commercial sales.

For more detailed information about Spectrum's acquisition of Talon, please refer to the news releases issued by Talon and Spectrum, which can be found at http://www.talontx.com/ and http://www.sppirx.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the acquisition of Talon Therapeutics by Spectrum Pharmaceuticals; Tekmira's entitlement to receive milestone and royalty payments based on the development and commercialization of Marqibo, Alocrest and Brakiva; and, the anticipated timing of the launch of Marqibo later this year.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; Tekmira's entitlement to receive milestone and royalty payments based on the development and commercialization of Marqibo, Alocrest and Brakiva; the anticipated timing of the launch of Marqibo later this ; and, the time required for development partners and licensees to complete research and product development activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the timing and terms of the acquisition of Talon Therapeutics by Spectrum Pharmaceuticals may not occur as currently anticipated; the anticipated milestone or royalty payments from Marqibo, Alocrest or Brakiva may not be received in the quantum and/or within the timing currently anticipated, or at all; Marqibo may not be launched within the time frame currently anticipated, or at all; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; Tekmira's cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca